United Rentals, Inc.
100 First Stamford Place
Suite 700
Stamford, CT 06902
Telephone: 203 622 3131
203 622 6080
unitedrentals.com
March 17, 2014
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
Attention:        John Cash
                        Branch Chief

RE:      United Rentals, Inc.
            United Rentals (North America), Inc.
            Forms 10-K for the year ended December 31, 2013
            Filed January 22, 2014
            File Nos. 1-14387 and 1-13663
Ladies and Gentlemen:
Set forth below are the Company’s responses to the comment letter dated March 13, 2014 received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Staff’s comments have been restated below in their entirety. The Company’s responses follow each such comment.
Form 10-K for the year ended December 31, 2013

Consolidated Statement of Income, page 44

1. We note your response to our prior comment one. As you describe these revenues as “ancillary,” it would appear they are incremental and are not a consistent element of your primary lease revenues. It appears that in a given lease contract, fuel, RPP and other ancillary revenues may not always be recognized and certain services are accounted for in a manner different than your primary equipment lease revenues. Please tell us what consideration you have given to classifying ancillary revenues separately in your income statement in accordance with Rule 5-03 of Regulation S-X, as they appear to represent more than 10% of your revenues.

Response

The Company acknowledges the Staff’s comment and notes that ancillary revenues have historically represented less than 10% of total revenues and we do not expect ancillary revenues to significantly exceed 10% of total revenues in the future (our prior response quantified ancillary revenue as a percent of total equipment rentals revenue). For full year 2013 and 2012, ancillary revenues represented 9.5% and 9.4%, respectively, of total revenues. As a percent of total equipment rentals revenue, ancillary revenues were approximately 11% for both 2013 and 2012. Although the amount of ancillary revenue fluctuates from contract to contract, it is fairly consistent as a percent of total equipment rentals revenue (as such we believe it is a consistent element of our equipment rentals revenue). Further, although there are rental contracts that do not generate ancillary revenue, ancillary revenue is not generated in the absence of a rental contract. The terms of our rental contracts specify that the ancillary items we offer (as noted in our prior response, primarily Rental Protection Plan (or "RPP") damage waivers, delivery and pickup, and fuel) are not included in the rental charges. The ancillary items are instead billed separately, but no ancillary revenue is recognized if equipment is not first rented. We do not separately sell the ancillary services which are only available to our clients that rent our equipment. We do perform repairs on customer owned equipment, however the revenue generated from such repairs is included in service and other revenues and is not included in the ancillary revenue that is a component of equipment rentals revenue. All costs associated with ancillary revenues are included in cost of equipment rentals. Rule 5-03 of Regulation S-X states that “each class which is not more than 10 percent of the sum of the items may be combined with another class. If these items are combined, related costs and expenses …. shall be combined in the same manner.” As such, we believe that our classification of ancillary revenues and the related costs is in accordance with Rule 5-03 of Regulation S-X. Apart from the materiality threshold of Rule 5-03 of Regulation S-X, we believe that classification within equipment rentals revenue is appropriate because the ancillary items are a component of the overall rental process, which begins when the customer rents equipment and ends when such equipment is returned.

Notes to the Consolidated Financial Statements

Revenue Recognition, page 52

2. We note your response to prior comment two of our letter dated February 18, 2014. Your response omitted an explanation of how you account for repair and maintenance revenues and associated costs for company-owned equipment while on lease. Please also explain where these revenues are reflected in the analysis you provided in your response.

Response

The Company acknowledges the Staff’s comment and notes that in our prior response to comment one we noted our intent to enhance our disclosure in future Form 10-K filings to better explain how our ancillary revenue is recognized. Our proposed enhanced disclosure does not reference repair and maintenance revenues, but instead references the damage waiver customers are charged when they rent our equipment to protect against potential loss or damage; we refer to this as RPP revenue. We do not recognize repair and maintenance revenues for Company-owned equipment, and RPP revenue is the primary revenue we recognize associated with potential damage to our equipment.1 Repair and maintenance costs were discussed in footnote 2 to our 2013 Form 10-K. Repair and maintenance costs were $563 million in 2013, and such costs included costs to repair equipment for which RPP was recognized, and other routine repair and maintenance costs (including both labor and parts). As noted in our response to comment one above, all ancillary items, including RPP and damage revenue, are included in equipment rentals revenue. All repair and maintenance costs on Company-owned equipment are included in cost of equipment rentals, excluding depreciation.

1.
We also recognize revenue billed to customers that do not purchase RPP, but do in fact damage the equipment. This revenue is de minimis and was included in the “Other” ancillary revenue category in our prior response. Such damage revenue represented less than one percent of 2013 equipment rentals revenue.

****

The Company has reviewed the Staff’s comment letter and the Company’s responses with its independent auditor. The Company’s auditor has indicated its concurrence with the responses set forth herein.
In addition, in connection with our response to your comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and, the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments regarding our responses, please contact the undersigned at (203) 618-7103.

Sincerely,

/s/ WILLIAM B. PLUMMER
William B. Plummer
Executive Vice President and Chief Financial Officer

cc:     Mindy Hooker
Kevin Stertzel
Jonathan Gottsegen
John Fahey
Chris Brown